SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_____

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported):   November 21, 2001

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

ITEM 9.   Regulation FD Disclosure.

Cleveland-Cliffs Inc published a News Release on November 21, 2001 as follows:

CLIFFS COMMENTS ON LTV's
PLAN TO CEASE
INTEGRATED STEEL OPERATIONS

CLEVELAND, OH — November 21, 2001 — Cleveland-Cliffs Inc (NYSE:CLF) said today that it is assessing the impact of LTV Corporation's (OTC Bulletin Board: LTVCQ) announcement that it plans to cease its integrated steel operations. LTV is a customer of Cliffs and is a 25 percent owner of the Cliffs-managed Empire Mine.

Cliffs' pellet sales in the fourth quarter, which had been projected to be in the range of 3.3 to 3.5 million tons, are now projected to be about 2.6 million tons. This will result in expected full year sales of approximately 8.3 million tons. Cliffs has no trade accounts receivable exposure to LTV.

As a result of LTV's actions, the Empire Mine will idle operations for an indefinite period. The Empire Mine is owned by subsidiaries of Ispat Inland Inc. (40%), LTV Corporation (25%) and Cliffs (35%).

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Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage and hold equity interests in five iron ore mines in Michigan, Minnesota and Eastern Canada. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

Actual results may differ materially from such statements for a variety of factors, such as: changes in iron ore pellet requirements, actions of the Empire Mine owners, and rejection of major contracts or agreements by the Empire Mine owners under provisions of the U.S. Bankruptcy Code.

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Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's Annual Report for 2000 and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available publicly on Cliffs' web site. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik
Name: C. B. Bezik
Title: Senior Vice President—Finance

Dated: November 28, 2001

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